SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of January 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On February 10, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Preliminary Fourth Quarter 2003 Financial information. This information was sent to the Bolsa Mexicana de Valores on January 26, 2004. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                       By:                Jesus A. Olivas

                                                                            Jesus A. Olivas

                                                                                 Chief Financial Officer

Date: February 10, 2004.

EXHIBIT A

Preliminary Fourth Quarter 2003 Financial information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,446,229	100	3,271,444	100
2	CURRENT ASSETS	1,385,290	40	1,349,488	41
3	Cash and Short-Term Investments	51,049	1	93,435	3
4	Accounts and Documents Receivable (Net)	337,885	10	355,889	11
5	Other Accounts and Documents Receivable	33,462	1	47,542	1
6	Inventories	939,519	27	827,885	25
7	Other current assets	23,375	1	24,737	1
8	LONG-TERM	7,694	0	7,852	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	7,694	0	7,852	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,966,173	57	1,847,975	56
13	Property	924,236	27	919,691	28
14	Machinery and Industrial	2,256,079	65	1,989,150	61
15	Other equipment	311,575	9	276,314	8
16	Accumulated depreciation	1,595,181	46	1,438,279	44
17	Construction in progress	69,464	2	101,099	3
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	87,072	3	66,129	2
20	TOTAL LIABILITIES	2,204,152	100	2,108,176	96
21	CURRENT LIABILITIES	789,110	36	744,638	34
22	Suppliers	264,815	12	304,160	14
23	Bank loans	385,969	18	278,937	13
24	Stock market loans	0	0	0	0
25	Taxes to be paid	-91	0	7,260	0
26	Other current liabilities	138,417	6	154,281	7
27	LONG-TERM LIABILITIES	972,419	44	1,012,667	46
28	Bank loans	972,419	44	1,012,667	46
29	Stock market loans	0	0	0	0
30	Other loans	0	0	0	0
31	Deferred loans	442,623	20	346,174	16
32	Other liabilities	0	0	4,697	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,242,077	100	1,163,268	100
34	MINORITY INTEREST	243,638	20	214,409	18
35	MAJORITY INTEREST	998,439	80	948,859	82
36	Contributed	2,014,593	162	1,984,693	171
37	Paid in Capital Stock (Nominal)	48,600	4	53,021	5
38	Restatement of paid in capital stock	706,110	57	671,789	58
39	Premium on sales of shares	1,259,883	101	1,259,883	108
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,016,154	-82	-1,035,834	-89
42	Retained Earnings and capital reserve	260,908	21	200,222	17
43	Repurchase fund of shares	133,753	11	182,426	16
44	Excess (shortfall) in restatement of holders equity	-1,443,032	-116	-1,511,489	-130
45	Net income for the year	32,217	3	93,007	8

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	51,049	100	93,435	100
46	Cash	-	0	-	0
47	Short term investments	51,049	100	93,435	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortiz3d r redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	789,110	100	744,638	100
52	Foreign currency liabilities	546,896	69	448,705	60
53	Mexican pesos liabilities	242,214	31	295,933	40
24	STOCK MARKETS LOANS	-	0	-	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	-	0
26	OTHER CURRENT LIABILITIES	138,417	100	154,281	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	138,417	100	154,281	100
27	LONG TERM LIABILITIES	972,419	100	1,012,667	100
59	Foreign currency liabilities	972,419	100	1,012,667	100
60	Mexican pesos liabilities	-	0	-	0
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	-	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	-	0
31	DEFERRED LOANS	442,623	100	346,174	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	442,623	100	346,174	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	4,697	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	4,697	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,443,032)	100	(1,511,489)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,443,032)	100	(1,511,489)	100

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	596,180	604,850
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,256	1,213
76	WORKERS (*)	1,778	1,865
77	CIRCULATION SHARES (*)	97,200,072	106,042,750
78	REPURCHASED SHARES (*)	0	0

(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO DECEMBER 31st OF 2003 AND 2002 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	3,424,926	100	3,267,385	100
2	COST OF SALES	2,236,377	65	2,058,977	63
3	GROSS INCOME	1,188,549	35	1,208,408	37
4	OPERATING EXPENSES	959,387	28	898,570	28
5	OPERATING INCOME	229,162	7	309,838	9
6	TOTAL FINANCING COST	111,923	3	168,266	5
7	INCOME AFTER FINANCING COST	117,239	3	141,572	4
8	OTHER FINANCIAL OPERATIONS	8,690	0	12,831	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	108,549	3	128,741	4
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	46,831	1	15,626	0
11	NET INCOME AFTER TAXES AND WORKERS SHARING	61,718	2	113,115	3
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	488	0	-449	0
13	CONSOLIDATES NET INCOME	62,206	2	112,666	3
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	62,206	2	112,666	3
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	62,206	2	112,666	3
19	NET INCOME OF MINORITY INTEREST	29,989	1	19,659	1
20	NET INCOME OF MAJORITY INTEREST	32,217	1	93,007	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	3,424,926	100	3,267,385	100
21	DOMESTIC	1,920,526	56	1,841,960	56
22	FOREIGN	1,504,400	4	1,425,425	4
23	TRANSLATED INTO DOLLARS (***)	134,647		130,871

6	TOTAL FINANCING COST	111,923	100	168,266	100
24	INTEREST PAID	79,854	71	114,802	68
25	EXCHANGE LOSSES	242,008	216	231,010	137
26	INTEREST EARNED	8,286	7	7,986	5
27	EXCHANGE PROFITS	150,482	134	115,240	68
28	GAIN DUE TO MONETARY POSITION	-51,171	-46	-54,320	-32

8	OTHER FINANCIAL OPERATIONS	8,690	100	12,831	100
29	OTHER NET EXPENSES (INCOME) NET	8,690	100	12,831	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	46,831	100	15,626	100
32	INCOME TAX	21,068	45	20,852	133
33	DEFERRED INCOME TAX	25,726	55	-9,024	-58
34	WORKERS PROFIT SHARING	37	0	3,798	24
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
36	TOTAL SALES	3,639,680	100	3,464,991	100
37	NET INCOME OF THE YEAR	0	0	0	0
38	NET SALES (**)	3,424,926	9	3,267,385
39	OPERATING INCOME (**)	229,162		309,838
40	NET INCOME OF MAJORITY INTEREST (**)	32,217		93,007
41	NET CONSOLIDATED INCOME (**)	62,206	100	112,666

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO DECEMBER 31ST OF 2003 AND 2002 (Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	862,753	100	843,630	100
2	COST OF SALES	577,315	67	546,312	65
3	GROSS INCOME	285,438	33	297,318	35
4	OPERATING EXPENSES	251,074	29	231,192	27
5	OPERATING INCOME	34,364	4	66,126	8
6	TOTAL FINANCING COST	22,262	3	21,331	3
7	INCOME AFTER FINANCING COST	12,102	1	44,795	5
8	OTHER FINANCIAL OPERATIONS	-965	0	2,408	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	13,067	2	42,387	5
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	-40,839	-5	-56,468	-7
11	NET INCOME AFTER TAXES AND WORKERS SHARING	53,906	6	98,855	12
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	488	0	-971	0
13	CONSOLIDATES NET INCOME	54,394	6	97,884	12
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	54,394	6	97,884	12
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	54,394	6	97,884	12
19	NET INCOME OF MINORITY INTEREST	6,529	1	7,798	1
20	NET INCOME OF MAJORITY INTEREST	47,865	6	90,086	11

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF R	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	862,753	100	843,630	100
21	DOMESTIC	491,729	57	496,759	59
22	FOREIGN	371,024	4	346,871	4
23	TRANSLATED INTO DOLLARS (***)	32,966		31,449

6	TOTAL FINANCING COST	22,262	100	21,331	100
24	INTEREST PAID	20,430	92	23,890	112
25	EXCHANGE LOSSES	44,475	200	35,778	168
26	INTEREST EARNED	2,236	10	2,905	14
27	EXCHANGE PROFITS	20,759	93	18,334	86
28	GAIN DUE TO MONETARY POSITION	-19,648	-88	-17,098	-80

8	OTHER FINANCIAL OPERATIONS	-965	100	2,408	100
29	OTHER NET EXPENSES (INCOME) NET	-965	100	2,408	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	-40,839	100	-56,468	100
32	INCOME TAX	-17,532	43	-6,591	12
33	DEFERRED INCOME TAX	-15,762	39	-49,181	87
34	WORKERS PROFIT SHARING	-7,545	18	-696	1
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES FROM JANUARY THE 1ST TO DECEMBER 31ST OF 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	62,206	112,666
2	+ (-) items added to income which do not require using cash	180,157	151,030
3	Cash flow from net income of the year	242,363	263,696
4	Cash flow from change in working capital	-164,306	-94,406
5	Cash generated (used) in operating activities	78,057	169,290
6	Cash flow from external financing	66,784	-62,373
7	Cash flow from internal financing	-53,292	-69,146
8	Cash flow generated (used) by financing	13,492	-131,519
9	Cash flow generated (used) by investment activities	-133,935	-181,792
10	Net increase (decrease) in cash and investments	-42,386	-144,021
11	Cash and short term investments at the beginning of the period	93,435	237,456
12	Cash and short term investments at the end of the period	51,049	93,435

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF C	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	180,157	151,030
13	Depreciation and amortization the period	175,645	116,193
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	4,512	25,921

4	Cash flow from change in working capital	-164,306	-94,406
18	+ (-) decrease (increase) in account receivables	18,004	-25,573
19	+ (-) decrease (increase) in inventories	-111,634	-76,975
20	+ (-) decrease (increase) in other account receivables	-5,344	-62,923
21	+ (-) decrease (increase) in suppliers	-39,345	83,703
22	+ (-) decrease (increase) in other liabilities	-25,987	12,901

6	Cash flow from external financing	66,784	-62,373
23	+ short term bank and stock market	107,032	-835,078
24	+ long term bank and stock market	-40,248	819,352
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	-53,292	-69,146
30	+ (-) increase (decrease) in capital	-53,292	-1,990
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-133,935	-181,792
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, land and equipments	-133,935	-136,141
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS CONSOLIDATED
CONSOLIDATED
REF P	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	1.82%	3.45%
2	Net income to stock holders equity (**)	3.23%	9.80%
3	Net income to total assets (**)	1.81%	3.44%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	82.26%	48.21%
	ACTIVITY
6	Net sales to net assets (**)	0.99 times	1.00 times
7	Net sales to fixed assets (**)	1.74 times	1.77 times
8	Inventories rotation (**)	2.38 times	2.49 times
9	Accounts receivable in days of sales	31 days	34 days
10	Paid interest to talt liabilities with cost (**)	5.88%	8.89%
	LEVERAGE
11	Total liabilities to total assets	63.96%	64.44%
12	Total liabilities to stock holders equity	1.77 times	1.81 times
13	Foreign currency liabilities to total liabilities	68.93%	69.32%
14	long term liabilities to fixed assets	49.46%	54.80%
15	Operating income to interest paid	2.87 times	2.70 times
16	Net sales to total liabilities (**)	1.55 times	1.55 times
	LIQUIDITY
17	Current assets to current liabilities	1.76 times	1.81 times
18	Current assets less inventory to current liabilities	0.56 times	0.70 times
19	Current assets to total liabilities	0.63 times	0.64 times
20	available assets to current liabilities	6.47%	12.55%
	CASH FLOW
21	Cash flow from net income to net sales	7.08%	8.07%
22	Cash flow from changes in working capital to net sales	-4.80%	-2.89%
23	Cash generated (used) in operating to interest paid	0.98 times	1.47 times
24	External financing to cash generated (used) in financing	494.99%	47.43%
25	Internal financing to cash generated in financing	-394.99%	52.57%
26	To cash generated (used) in investment activities	100.00%	100.00%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount

1	Basic profit per ordinary share (**)	0.33	0.88
2	Basic profit per preferent share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per common share (**)	2.36	2.92
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	10.27	8.95
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.10 times	1.37 times
12	Market price to basic profit per ordinary share (**)	34.30 times	15.36 times
13	Market price to basic profit per opreferent share (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                         QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

NOTES TO FINANCIAL STATEMENTS (1)

CONSOLIDATED

Final Printing

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                 QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1                                                                                                                       Final Printing

Interceramic Posts 2003 Year End Results

Interceramic's consolidated sales for 2003 were US $306.4 million, up 2.14 percent from sales of US $300.0 million in 2002-a new record high for the company but certainly below our expectations for the year. The growth in sales was largely offset by increases in certain components of the cost of goods sold, as well as by lower price levels mainly the result of the growth of imported product in our mix of sales. Accordingly our gross margin for 2003 of 34.70 percent was 2.30 points lower than gross margin of 37.00 percent in 2002. There are several reasons why our costs were higher than expected this year. Primary among them was the continuing slide of the Peso, which devalued another eight percent against the Dollar over the course of 2003 on top of the almost 13 percent reduction in 2002. We pay for many of our raw materials in Dollars and our cost of natural gas-a significant factor in our cost of production-both in our Mexican facilities and in the Garland, Texas plant, is denominated in Dollars. Also, the tile that we imported during the year from Europe and South America to round out our product selection as well as to free up production capacity at our own plants for higher margin products, is all sold to us in Dollars. The decrease in the value of the Peso made all of these components more expensive for us during the year.

Although we have little control over the value of the Peso, we can take steps to lower the cost of production in more meaningful ways. During 2003, we put into production a new, state of the art kiln in one of our Chihuahua, Mexico plants, and another new kiln is set to come on line during the first quarter of the year. We also implemented a fully automated tile selection process in our plants-the critical stage where tile is packaged and categorized into first class, second class or scrap-not only reducing labour cost but improving the accuracy of the process. Additional improvements included major changes to the glazing process. All of these improvements and modifications are designed to help us produce higher quality, more innovative products at lower cost.

Sales in Mexico grew by 1.56 percent over sales in 2002, hitting US $171.8 million. Measured in constant Pesos, however, a perhaps more meaningful yardstick for revenues entirely in Mexico, sales were Ps 1,920.5 million an increase of 4.27 percent over sales in 2002. Another plus was the growth in unit sales of 17.54 percent more square meters of product in 2003 than we sold in 2002, indicating greater market penetration in a Mexican ceramic tile market that only increased in consumption by about four percent in the aggregate over the course of the year. In the International markets, primarily the United States, sales grew to US $134.6 million in 2003 from US $130.9 million in 2002, a 2.88 percent increase. At the same time, volume of product sold decreased by 7.70 percent, sending a mixed message of decreased market penetration yet better overall prices.

As was the case during 2002, costs attributed to improving our sales infrastructure and an extremely competitive world market led to decline in operating income. At US $20.5 million, operating income in 2003 was 28.08 percent lower than operating income of US $28.5 million in 2002. Lower operating income suppressed our earnings before interest, taxes, depreciation and amortization ("EBITDA"), which at US $36.2 million for the year represented a 16.14 percent drop over EBITDA of US $43.2 million in 2002. On the other hand lower interest rates have improved our debt service coverage ratio, which at the end of the last quarter of 2003 stood at 5.7 times compared to 4.4 times at the end of last year.

On the sales side we undertook some significant steps in both Mexico and the United States during 2003 in order to improve our distribution and deepen our market penetration in 2004.

In the United States, we broadened our image in our company-owned distribution network by changing the name from "Ceramic Tile International" to "Interceramic Tile and Stone Gallery," not only incorporating our brand-name but also better describing the scope and quality of products we offer. We also made the decision to move to new, custom designed facilities in three of our existing markets including Houston, Texas and Albuquerque, New Mexico which, although costing some disruption and added expense in the short-term, should significantly improve our presence in those markets and boost our ability to provide excellent service to our customers. At the end of 2003, we had 19 company-owned stores in the United States that provided sales growth during 2003 of about nine percent over last year. We look to continue developing this captive distribution further in coming periods, particularly in the sprawling southern California market. On the independent wholesale side in the United States market, we suffered a decline in revenues in 2003 that negatively impacted our operating profits. We have since put in place strategies which we believe will solve most of our wholesale problems in 2004 and help to recover growth in this area.

In Mexico we continued to refine our nationwide network of exclusive franchise stores, focusing on improvements in customer service, marketing of innovative new products and embellishment of the distinctive Interceramic image in the markets. A cornerstone of our efforts is the creation of new, cutting edge products that can compete in quality and design with the best in the world. In 2003 we introduced more than 40 new product lines -compared to an average of ten annually in prior years-most of which were made available in Mexico and in the United States. As is the case in the United States, in the right markets our company-owned stores provide us with appreciably higher margins, and company franchise stores in Mexico grew sales markedly, selling 20.89 percent more product than during 2002. At the end of 2003 we reached an agreement with an affiliate to purchase our franchise distributors in key Mexican markets including Monterrey and the State of Chihuahua, and we expect these acquisitions (which should be completed in the first quarter of 2004) to be a big benefit to us in coming periods.

In 2004 Interceramic celebrates its 25th Anniversary and we are determined to make the year the best in our history. If 2003 was marked by slow economic growth and intense competition due to overcapacity and diminished demand in Europe, a much improved global economy and tougher conditions for European imports in the United States and Mexico due to the strong Euro are expected by us at Interceramic to set the pace for 2004. With the many improvements we have made to our production processes, operational infrastructure, new products, sales and customer service, there are no obstacles to Interceramic capitalizing on the opportunities 2004 presents.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

DISCUSSION ON OTHER ACCOUNTS

1.- Comprehensive Financing Cost.- Comprehensive Financing Cost for the year 2003 was a loss of $111.9 millions compared to a loss of $168.3 millions registered during 2002. This decreased loss was mainly due to lower interest expenses which at $79.9 millions represents a 30.44 percent decrease over the $114.8 million in 2002. Other factor was the decrease in the foreign exchange loss which at $91.5 million in 2003, represents a 20.94 percent over the $115.8 million in 2002. this lower foreign exchange loss was due to a lower depreciation of the Peso against the Dollar in 2003 than in 2002.

2.- Other Income or Expenses.- Other income or expenses is an account composed by non continuous ordinary transactions, such as, write down of assets, obsolete inventories, waste of raw materials, etc.

Other expenses during 2003 were of $8.7 millions, amount significantly lower than the expense of $12.8 millions registered during 2002.

3.- Minority Net Income.- This account in the Financial Statements relates to the interest of Dal-Tile Inc in "Recubrimientos Interceramic, S.A. de C.V." and Custom's Inc. interest in "Adhesivos y Boquillas, S. de R.L. de C.V.". Minority net income posted in 2003 was $ 30.0 million, compared to $ 19.7 million in 2002, representing an increase of 52.54 percent.

4.- Majority Net Income.- This account in the Financial Statements consists of consolidated net income, less the portion attributable to Dal-Tile's Inc. ownership interest in Recubrimientos Interceramic, S.A. de C.V. and that of Custom's Inc. in "Adhesivos y Boquillas, S. de R.L. de C.V.".

Majority net income for the year decreased significantly to an income of $ 32.2 million in 2003 from a majority net income of $ 93.0 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

1).- DEBT.- At the end of the year the Company's net debt was of US $116.4 millions, composed mainly by a Syndicated Loan obtained in 2002 for an amount of US $100.0 millions. At the date the Company has not failed to make any payment of any of the different loans obtained from different banks (see Annex 5). At the date of the report the Company is in compliance with all of it's credit agreements.

Over the course of the third quarter, Interceramic determined that the Company was not in compliance with a financial ratio contained in a covenant in the Credit Agreement applicable to our US $100.0 million syndicated loan facility. With uncertainty over how quickly and to what extent our operating income will improve in the short term, we held discussions with our lenders ending with the agreement to amend the Credit Agreement establishing more flexible terms, being at the date of this report in compliance with all covenants of such Agreement.

2).- LIQUIDITY.- The main source of fund for the Company is basically the obtained from the sales of the products that manufacture and in a leaser extent that commercializes. For the full year of 2003, of the total sales of the Company, 56.07 percent were denominated in Mexican Pesos, while the remaining 43.93 percent were denominated in US Dollars.

EVOLUTION OF MAIN CONCEPTS IN THE LAS YEARS.
	2001	2002	2003
Net Sales	288.0	300.0	306.4
Cost of Sales	-180.9	-189.0	-200.1
Gross profit	107.2	111.0	106.3
Gross margin	37.2%	37.0%	34.7%

Operating Expenses	-74.3	-82.5	-85.8
Operating Income	32.9	28.5	20.5
Operating margin	11.4%	9.5%	6.7%

EBITDA	46.7	43.2	36.2
EBITDA margin	16.2%	14.4%	11.8%

Volume variation *	8.5%	1.0%	7.2%

* Variation respecting the same period of the previous year..

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                             QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2                                                                                                                   Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '03 to December '03 was 6.82% compared to the inflation for the same period of 3.98%.

ACCOUNTING POLICIES AND STANDARDS

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

I. Recognition of the effects of inflation.- The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information".

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

The Company follows the specific-cost method to restate its inventories.

Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin was restated based on the Mexican National Consumer Price Index ("NCPI").

Capital stock, paid in capital, stock repurchase reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated by using a common restatement factor, which was determined based on the weighted average net sales in each currency.

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. During inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the consolidated statements of income as part of the "comprehensive financing cost."

The deficit from restatement of stockholders' equity consists principally of the initial cumulative monetary position result and the cumulative deficit from holding non-monetary assets. The (loss) gain from holding non-monetary assets represents the amount by which the (decrease) increase in the specific value of assets was (lower) higher than the rate of inflation.

II. Cash equivalents.- Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at cost which approximates their fair market value.

III. Inventories and Cost of Sales.- Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, which is not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were realized, expressed in constant pesos at the end of the year.

IV. Investment in shares of affiliated companies.- Investments in companies in which the Company has an ownership interest of between 10% and 50% and for which the Company exercises significant influence, are accounted for using the equity method. Investments in companies in which the Company has an ownership interest of less than 10% are recorded at cost and restated for changes in the NCPI.

V. Property, plant and equipment.- Through December 31, 1996, the values of property, plant and equipment were determined by an independent appraiser registered with the National Banking and Securities Commission ("NBSC").

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals to present property, plant and equipment in the financial statements, and currently is restated as follows:

The appraised value of imported machinery as of December 31, 1996, as well as the cost of subsequent additions to such machinery, were restated based on the rate of inflation in the respective country of origin and then translated using the prevailing exchange rate at the balance sheet date (specific inflation factors).

The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

Depreciation is computed on the restated values, using the straight-line method based on the estimated useful lives of the assets as determined periodically by management based on technical studies.

VI. Exchange differences.- Transactions in foreign currency are recorded at the exchange rate at the time of the transactions. Exchange differences are determined from the date of the transactions to the time of settlement or valuation at the balance sheet date and are charged or credited to income.

VII. Labor obligations.- Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Seniority premium costs are recognized periodically during the years of service rendered by employees, based on actuarial computations made by an independent actuary, using the projected unit credit method and financial assumptions, net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations"). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

VIII. Income taxes and employee profit sharing.- Effective January 1, 2000, the Company adopted the requirements of the Mexican Accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing." Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using enacted income tax rates. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround period.

As established in Bulletin D-4, the cumulative effect of deferred taxes, at the beginning of 2000, was applied to stockholders' equity, without restating the financial statements of prior years.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, adjusts the related valuation reserve.

Employee profit sharing is a statutory obligation payable to employees that is determined in accordance with the provisions of both Mexican labor and income tax law.

In conformity with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing is charged to results of operations and represents a current liability due and payable in a period of less than one year.

Asset tax, which is a minimum income tax is payable based on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds current year income tax.

Current year income tax is charged to results of operations and represents the tax liability due and payable in less than one year.

IX. Long-lived assets.- The Company periodically evaluates potential impairment loss relating to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 for Mexican GAAP which modifies the method in which companies must measure potential impairment losses relating to long-lived assets. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash generating unit level, exceeds the recoverable value. A cash generating unit (joint venture, subsidiary, production line, division or segment) is the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company has evaluated the effect of this new rule standard, and it is not expected any change.

X. Revenue recognition.- The Company recognizes revenue when goods are shipped and invoiced. Revenue from retail operations is recognized, generally, at the point of sale. Returns and allowances are estimated and accrued based on historical results.

XI. Net income per unit.- Net income per unit is determined on the basis of the average weighted number of units issued and outstanding. The Company's units are each comprised of two common shares that are traded together as one unit. A "UB" unit is comprised of two Series "B" Shares and a "ULD" unit is comprised of one Series "L" Share and one Series "D" Share.

XII. Comprehensive income.- Mexican Accounting Bulletin B-4, "Comprehensive Income," became effective January 1, 2001. Bulletin B-4 establishes the rules with respect to reporting and presenting comprehensive income and the component elements of such income. Bulletin B-4 has no effect on net income or stockholders' equity. Comprehensive income consists of net income or loss for the year plus those items that are reflected directly in stockholders' equity and that do not constitute capital contributions, reductions or distributions such as deficit from restatement of stockholders' equity, effect of translation of foreign subsidiaries and deferred taxes allocated to equity.

GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS ANNEX 3 CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
					Acquisition Cost	Present Value
SUBSIDIARIES

1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51.00	168	23,091
2	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100.00	2,423	365,418
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100.00	3	1,356
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	232,578
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-21,690
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100.00	1	-3743
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100.00	1	612
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	178
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	277
10	SERVICIOS ADMINISTRATIVOS INTERCERAMIC, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	51
11	INTERACABADOS DEL CENTRO	SERVICIOS ADMINISTRATIVOS	50,000	100.00	1	13
TOTAL INVESTMENT IN SUBSIDIARIES					2,602	598,141
ASSOCIATED

1	CASINO DE CHIHUAHUA	ACCIONES	2	1	175	1
2	MAYO Y ASOCIADOS	ACCIONES	5,000	30	1	5
3	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.4	49	20
4	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.7	1	4,759
5	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	5,253	5.5	1	838
6	ELECTRONIC PUBLISHING	ACCIONES	1,815	11.84	1,000	1,990
8	FIDEICOMISO SACRAMENTO	ACCIONES	1	0	1	81

TOTAL INVESTMENT IN SUBSIDIARIES					1,228	7,694
OTHER PERMANENT INVESTMENT

TOTAL 605,835

STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.						MEXICAN STOCK EXCHANGE ANNEX 5		QUARTER: 4 2003
						CREDITS BREAKDOWN		Final Printing CONSOLIDATED
						(Thousands of Pesos)

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS WITH WARRANTY
BANAMEX - REFACCIONARIO
NASSETTI ETTORE - DOCUMENTO
SINDICADO	7/31/2007	3.43%	0	0								202,398	224,700	252,788	280,875
BANCOMER - L. REVOLVENTE	2/6/2004	2.54%	0	0								56,175
BANORTE	1/30/2004	3.6%	0	0								56,169
BANAMEX - L. REVOLVENTE	4/19/2004	2.98%	0	0								67,801
WELLS FARGO	5/27/2006	2.94%	0	0								1,114		213,632
CAPITAL LEASE - PRENDARIO	10/25/2007	7.52%	0	0								198	172	142	110

OTHER FINANCIAL ENTITIES	7/1/2004	5.00%	0	0								2,114
ORACLE

TOTAL BANKS			0								0	385,969	224,872	466,562	280,985	0

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS
FERRO MEXICANA			0	0								13,343
SACMI IMOLA			0	0								7,998
ABRASIVOS PORCELANICOS			0	0								6,488
KOHLER CO.			0	0								5,332
CARLSON SYSTEM			0	0								4,650
ESMALTES Y COLORANTES COVER			0	0								3,831
ESMALGLASS			0	0								3,667
ESMACER			0	0								3,161
MAQUINARIA SA DE CV			0	0								2,642
IPADEX			0	0								2,568
EMPAPQUES DE CARTON TITAN			3,437	0
ARTES GRAFICAS PANORAMA			1,423	0
RODAMIENTOS Y REPRESENT INDU			837	0
MATERIAS PRIMAS MINERALES DE			811	0
TECNICA ELECTRICA DE PARRAL			765	0
BEMIS DE MEXICO			579	0
CERAMIKON			574	0
ESPRO DE CHIHUAHUA SA DE CV			436	0
AMPARAN ALVIDREZ ROGELIO			430	0
SURTIDORA DE ABRASIVOS Y PRO			407	0
OTROS			144,874	0								56,562
TOTAL SUPPLIERS			154,573									110,242

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS			87,732	0								50,685
TOTAL OTHER			87,732	0								50,685

GRAND TOTAL			242,305	0	0	0	0	0	0	0	0	546,896	224,872	466,562	280,985	0

* ALL CREDITS ARE DENOMINATED IN DOLLARS. * THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $11.235 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
FOREIGN CURRENCY	THOUSANDS OF	THOUSANDS OF	THOUSANDS OF	THOUSANDS OF
POSITION	DOLLARS	PESOS	DOLLARS	PESOS

TOTAL ASSETS	154,154	1,731,923	0	0	1,731,923
LIABILITIES POSITION	135,231	1,519,315	0	0	1,519,315
SHORT TERM LIABILITIES POSITION	48,678	546,896	0	0	546,896
LONG TERM LIABILITIES POSITION	86,553	972,419	0	0	972,419

NET BALANCE	18,923	212,608	0	0	212,608

CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 11.235 MXP.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS

JANUARY	1,534,118	2,845,357	1,311,239	0.33	4,298
FEBRUARY	1,467,462	2,784,618	1,317,155	0.19	2,554
MARCH	1,490,271	2,855,416	1,365,145	0.68	9,263
APRIL	1,680,821	2,994,916	1,314,094	0.31	4,083
MAY	1,516,464	2,807,674	1,291,210	-0.29	-3,704
JUNE	1,450,405	2,781,092	1,330,687	0.05	612
JULY	1,482,186	2,893,874	1,411,688	0.14	2,032
AUGUST	1,369,222	2,838,277	1,469,054	0.22	3,180
SEPTEMBER	1,448,739	2,994,259	1,545,520	0.60	9,205
OCTOBER	1,488,421	2,988,035	1,499,614	0.31	4,635
NOVEMBER	1,395,245	2,927,364	1,532,119	0.61	9,394
DECEMBER	1,402,213	3,077,605	1,675,392	0.34	5,619

ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL					51,171

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	85.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPACITY IS EXPRESSED IN SQ. METERS PER YEAR.

THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESSED IN TONS. FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CLAY	PROCESADORA DE MATERIALES CER				7.71
FRITS	ESMALTES Y COLRANTES COVER	FRITS	COLOROBIA	S	2.15
	ESMACER		ESMALGLASS	S
COLORS	CERDEC	COLORS	ESMACER	S	9.93
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORTACIONES PROFESIONALES				0.53
	PROINT
OXIDES	DE MATEO Y CIA	OXIDES	MINERA AUTLAN	S	0.06
	IMPORTACIONES PROFESIONALES
	MINERA AUTLAN
CERAMIC MATERIALS	DERIVADOS METALORGANICOS	CERAMIC MATERIALS	ALCOA INTERAMERICANA	S	2.95
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDASPAR ORP	S
	MINERA NYCO
	MATERIAS PRIMAS DE LAMPAZOS
PACKING	EMPAQUES DE CARTON TITAN	PACKING	CARLSON SYSTEMS	S	5.65
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSPHIT OF SODIUM	CATALIZADORA INDUSTRIAL
GUM	QUIMICA AMTEX				2.23
CHEMICAL PRODUCTS		CHEMICAL PRODUCTS	MARDUPOL	S

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.					QUARTER: 4 2003

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 DOMESTIC SALES
CONSOLIDATED Final Printing
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM	20,995	1,797,200	18,020	1,542,611	19.00	INTERCERAMIC	DISTRIBUCION INTERC
OTROS				377,915			GRUPO COMERCIAL INT
							INTERACABADOS DE OC
							MAT ARQ Y DECORATIV
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERA
							PISOS Y BAÑOS, S.A.
							PISOS Y RECUB CERAM
							PROCERVER, S.A. DE
TOTAL		1,797,200		1,920,526

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC
INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 4 2003

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11 FOREIGN SELLS
CONSOLIDATED
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			9,831	1,216,080	U.S.A.	INTERCERAMIC	INTERCERAMIC INC.
OTROS				288,320	CANADA	A.OLEN	DALTILE
						DALTILE

TOTAL				1,504,400

NOTES

* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 19%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION	(Thousands of Pesos)
							FIXED	VARIABLE
B			14,000,000	83,200,072		57,906,632	7,000	41,600
L						19,646,720
D						19,646,720
TOTAL			14,000,000	83,200,072	-	97,200,072	7,000	41,600

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF THE INFORMATION
97,200,072
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:

REPURCHASE OWN SHARES

	SERIES		NUMBER OF SHARES	MARKET VALUE OF THE SHARES
				AT REPURCHASE VALUE		AT QUARTER

SHARES PROPORTION BY:
2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.
5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO THE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FIXED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES, B, L OR D.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                         QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN PROJECTS OF THE COMPANY

CONSOLIDATED

ANNEX 13                                                                                                                   Final Printing

1.- REPLACEMENTS OF KILNS.- As of the date of the present report, the Company has as a main project the replacement of two kilns of one of the plants located in Chihuahua, Mexico. As of the date the projects stands at a final phase and expected to be completed during the first quarter of 2004.

The percentage completed of this project as of December 31, 2003, is approximately of 95 percent.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                 QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONVERSION OF FOREIGN EXCHANGE TRANSACTIONS

AND FINANCIAL STATEMENTS

CONSOLIDATED

ANNEX 14                                                                                                                         Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '03 to December '03 was 6.82% compared to the inflation for the same period of 3.98%.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                     QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Cerámica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE FOR PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                         QUARTER: 4 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 31 OF DECEMBER OF 2003 AND 2002 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

________________________________                _________________________________

LIC.VICTOR ALMEIDA GARCIA                          LIC. JESUS OLIVAS CORRAL

CHIEF EXECUTIVE OFFICER                             CHIEF FINANCIAL OFFICER

CHIHUAHUA, CHIH. AT JANUARY 27, 2004